1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com WILLIAM BIELEFELD
william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

November 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Christina DiAngelo Fettig

Re:	Hercules Capital, Inc.

Ladies and Gentlemen:

On behalf of Hercules Capital, Inc., a Maryland corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a telephonic conversation between Christina DiAngelo Fettig of the Staff and William Bielefeld and Ian Hartman of Dechert LLP, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Company.

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response.

1.

Item 4, General Instruction 3 to Form N-2 requires a registrant to include financial highlights for the last ten fiscal years. It does not appear that this requirement was met in the Company’s N-2 filed on April 29, 2019.

Response:

The Company acknowledges the Staff’s comment and will include or incorporate by reference the financials highlights required by Form N-2 in future filings.

2.

Please consider including reference to taxable subsidiaries and excise tax in the “Corporate Structure” section which begins on page 5 of the most recent 10-K because the Company did incur excise tax and had taxable subsidiaries.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure, as applicable, in future filings.

United States Securities and Exchange Commission November 12, 2021 Page 2

3.

Page 5 of the 10-K for the fiscal year ended December 31, 2020, references the Company’s ability to make charitable contributions. Please provide the amounts of charitable contributions made by the Company and note where such amounts are reflected in the Company’s financial statements.

Response:

During the fiscal year ended December 31, 2020, the Company made $306,986 of charitable contributions which are included as a component of “General and administrative” in the Company’s Consolidated Statements of Operations. Charitable contributions represented 0.2% of the total expenses of $130.1 million for the fiscal year ended December 31, 2020.

4.

The “Price Range of Common Stock” table on page 73 of the 10-K for the fiscal year ended December 31, 2020, does not include this information as of the latest practicable date, as required by Form N-2. Please include this information in future filings.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure in future filings.

5.	Pages 81 and 82 of the 10-K for the fiscal year ended December 31, 2020, include non-GAAP financial measures.

a)

For future filings, please ensure that any non-GAAP financial measures are accompanied by the closest GAAP financial measure and that the GAAP and non-GAAP financial measures are given equal prominence in accordance with Item 10(e) of Regulation S-K.

b)	Please also explain how the Company’s disclosure on page 82 is a quantitative reconciliation of the GAAP and non-GAAP financial measures in accordance with Item 10(e) of Regulation S-K.

Response:

The Company has reviewed its disclosure and believes that “effective yield” and “total yield” should not be considered as non-GAAP financials measures, as these are ratios are using unadjusted inputs and will clarify this in future filings. The Company agrees that “core yield” is a non-GAAP financial measure and will provide a numerical reconciliation of the numerator used to calculate core yield (non-GAAP) to the effective yield (GAAP) in its disclosure in future filings. The Company does not intend to provide a numerical reconciliation of the denominator (weighted average investments) because it is not a non-GAAP financial measure.

United States Securities and Exchange Commission November 12, 2021 Page 3

6.

The Critical Account Policies disclosure on page 94 of the 10-K for the fiscal year ended December 31, 2020, should supplement, not duplicate the notes to the financial statements in accordance with Instruction 3 to Item 303(b)(3) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will review and update its disclosure in future filings.

7.	In accordance with Regulation S-X Rule 6-04, please confirm that the Other Liabilities, which appear significant, are properly categorized in accordance with the Rule.

Response:

The Company confirms that the presentation of “Accounts payable and accrued liabilities” is presented in conformity with Regulation S-X Rule 6-04(10). The $36.4 million of “Accounts payable and accrued liabilities” was primarily composed of accrued bonuses and interest payable on borrowings. Accrued bonuses, including deferred compensation, represented $17.5 million or 1.3% of the Total Liabilities as of December 31, 2020. Interest payable on borrowings represented $12.0 million or 0.9% of the Total Liabilities as of December 31, 2020. The Company believes these individual balances were not material for separate disclosure.

8.

The Consolidated Statements of Operations in the 10-K for the fiscal year ended December 31, 2020, combines interest and dividend income. Regulation S-X 6-07(1) requires interest and dividends to be disclosed separately. In addition, Regulation S-X 6-07 requires any category of income that is greater than 5% of total income to be disclosed separately. It appears that exit income was equal to 14% of total income. Please explain why exit income was not broken out into a separate category.

Response:

For the year ended December 31, 2020, the total amount of dividend income was $0.6 million which represented 0.2% of Total interest and dividend income. There was no dividend income earned during the years ended December 31, 2019 and December 31, 2018.

“Exit income” represents an additional interest income, which is due upon maturity or prepayment. The interest associated with this payment is accreted into income using the effective interest method. The Company believes that it would be misleading to present this component of our interest income yield separately on the Consolidated Statements of Operations, as it is part of the effective yield of the investment portfolio. Additional disclosure is provided in the Company’s Management Discussion & Analysis, as management considers this information useful in understanding the liquidity of the Company’s operations, given the interest associated with this income will only be received in cash at maturity or pay-off.

United States Securities and Exchange Commission November 12, 2021 Page 4

9.	Please confirm that any categories of General and Administrative expenses exceeding 5% of total operating expenses have been separately identified in accordance with Regulation S-X Rule 6-07(2)(b).

Response:

The Company confirms that the presentation of “General and administrative expenses” is presented in conformity with Regulation S-X Rule 6-07(2)(b). For the year ended December 31, 2020, the Company did not have any individual expenses within the General & administrative expenses that represented more than 5% of the total operating expenses of $130.1 million.

10.

Please explain how the disclosure of tax expenses in the Consolidated Statements of Operations in the 10-K for the fiscal year ended December 31, 2020, complies with the requirements of Regulation S-X Rule 6-07(d).

Response:

Separate disclosure related to S-X Rule 6-07(7)(d) was not considered applicable as none of the tax expenses recognized pertain to realized or unrealized gains/losses on investments. All taxes incurred related to either excise tax or state and local taxes pertaining to operations. For the year ended December 31, 2020, $4.0 million out of the $4.3 million of “Tax expenses” related to excise taxes as the Company is a RIC for tax purposes, and not subject to income taxes. The remaining $0.3 million, or 6% of “Tax expenses” related to State taxes attributable to operations and not on realized or unrealized gains (losses) on investments. All taxes incurred by the Company are paid in cash.

11.	To the extent the Company has significant holdings in covenant-lite loans, please include appropriate risk disclosure.

Response:

The Company does not have significant holdings in covenant-lite loans.

12.	Please include all disclosures required by Rule 12-12 of Regulation S-X, including the acquisition date of any restricted securities.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure in compliance with Regulation S-X Rule 12-12 in future filings.

United States Securities and Exchange Commission November 12, 2021 Page 5

13.	Please disclose the share class of any money market fund holdings of the Company.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure in future filings.

14.	Please explain why the tables on pages 166 and 167 of the 10-K for the fiscal year ended December 31, 2020, shows that same amount for both unencumbered and encumbered unfunded commitments.

Response:

The Company’s disclosure only discloses the unfunded commitments which are unencumbered by milestones. The preamble to the tabular disclosure includes a reference to this effect, but the Company will nevertheless seek to further refine this disclosure to add additional clarity.

15.	In future filings, please provide two years of information in Schedule 12-14, as required by Regulation S-X Rule 6-10.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure in future filings.

16.	Please explain why the table in Schedule 12-14 does not include fee income from controlled companies.

Response:

The Company acknowledges the Staff’s comment and will include fee income in future filings.

* * * * * * * * * *

United States Securities and Exchange Commission November 12, 2021 Page 6

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3386 (or by email at william.bielefeld@dechert.com) or Ian Hartman by telephone at 215.994.2277 (or by email at ian.hartman@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William Bielefeld

William Bielefeld

cc:	Seth Meyer, Hercules Capital, Inc.

Ian Hartman, Dechert LLP

Jay Alicandri, Dechert LLP